FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 7/31/2018

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2018 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: July 31, 2018

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half 2018 Results

Luxembourg, July 31, 2018 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter period that ended June 30, 2018.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars (USD) and metric tons.

Summary of Second Quarter 2018 Results

	2Q 2018	1Q 2018		2Q 2017

Steel Shipments (tons)	3,322,000	3,523,000	-6%	2,641,000	26%
Iron Ore Shipments (tons)	916,000	929,000	-1%	875,000	5%
Net Sales (USD million)	3,134.0	2,961.3	6%	2,322.7	35%
Operating Income (USD million)	650.3	523.1	24%	392.8	66%
EBITDA[1] (USD million)	787.6	665.1	18%	497.9	58%
EBITDA Margin (% of net sales)	25.1%	22.5%		21.4%
EBITDA per Ton[2] (USD)	237.1	188.8		188.5
Income Tax Expense (USD million)	(175.7)	(41.2)		(59.1)
Net Income (USD million)	337.8	422.1		281.8
Equity Holders' Net Income (USD million)	326.6	366.7		249.7
Earnings per ADS[3] (USD)	1.66	1.87		1.27

•	EBITDA of USD787.6 million, 18% higher sequentially, with higher EBITDA margin and lower shipments.

•	Earnings per ADS of USD1.66, a sequential decrease of USD0.20 per ADS.

•	Capital expenditures of USD135.5 million, up from USD102.4 million in the first quarter 2018.

•	Free cash flow of USD414.6 million after USD89.7 million in the first quarter 2018.

•	Dividends paid to shareholders and non-controlling interest of USD244.9 million.

•	Net debt position of USD2.4 billion at the end of June 2018, down from USD2.6 billion at the end of March 2018 and equivalent to 1.0 time net debt to EBITDA.

Ternium’s operating income in the second quarter 2018 was USD650.3 million, a USD127.3 million increase compared to operating income in the first quarter 2018 due mainly to a USD94 increase in steel revenue per ton, partially offset by a USD54 increase in the steel segment’s operating cost per ton4 and lower steel shipments. The decrease in shipments mainly reflected lower shipments of slabs to third parties, as a consequence of a higher level of slab integration among Ternium subsidiaries, and slightly weaker demand in Mexico and Argentina. Revenue per ton increased mainly as a result of higher realized prices in Mexico and Other Markets, and a lower participation of slabs in the sales mix. Cost per ton increased mainly reflecting higher purchased slab costs.

Compared to the second quarter 2017, the company’s operating income in the second quarter 2018 increased USD257.5 million, due mainly to a 681,000-ton increase in shipments and a USD56 increase in steel revenue per ton, partially offset by a USD28 increase in the steel segment’s operating cost per ton. The increase in shipments mainly reflected the consolidation of Ternium Brasil's sales in 2018, as demand for steel products remained relatively stable. Revenue per ton increased mainly as a result of higher realized prices in Ternium's main steel markets, partially offset by a higher participation of slabs in the sales mix. Cost per ton increased mainly reflecting higher raw material and purchased slab costs, partially offset by the consolidation of Ternium Brasil's slabs sales in 2018.

The company’s net income in the second quarter 2018 was USD337.8 million, compared to USD422.1 million in the first quarter 2018. The USD84.3 million decrease in net income was mainly due to higher net financial expenses and a higher effective tax rate, mostly as a result of the effect of foreign exchange rates fluctuations, partially offset by higher operating income. Changes in the value of the Mexican peso versus the US dollar produced significant sequential fluctuations in the effective tax rate, due to changes on deferred taxes, as well as in foreign exchange results in Ternium’s Mexican subsidiaries. In addition, a significant depreciation of the Argentine peso in the second quarter 2018 resulted in non-cash net foreign exchange losses and net financial instrument losses in Ternium Argentina.

Relative to the prior-year-period, net income in the second quarter 2018 increased USD56.0 million, mainly due to higher operating income, partially offset by higher net financial expenses and a higher effective tax rate, mostly as a result of the effect of foreign exchange rate fluctuations.

Summary of First Half 2018 Results

	1H 2018	1H 2017

Steel Shipments (tons)	6,844,000	5,116,000	34%
Iron Ore Shipments (tons)	1,845,000	1,738,000	6%
Net Sales (USD million)	6,095.3	4,397.8	39%
Operating Income (USD million)	1,173.4	757.0	55%
EBITDA (USD million)	1,452.7	962.6	51%
EBITDA Margin (% of net sales)	23.8%	21.9%
EBITDA per Ton (USD)	212.2	188.2
Net Income (USD million)	759.9	592.2
Equity Holders' Net Income (USD million)	693.3	511.0
Earnings per ADS (USD)	3.53	2.60

•	EBITDA[5] of USD1.5 billion, a 51% year-over-year increase mainly as a result of higher EBITDA per ton and higher shipments.

•	Earnings per ADS of USD3.53, a year-over-year increase of USD0.93 per ADS.

•	Capital expenditures of USD237.9 million, up from USD182.5 million in the first half 2017.

Operating income in the first half 2018 was USD1.2 billion, a USD416.4 million increase compared to operating income in the first half 2017 mainly due to a 1.7 million-ton increase in steel shipments and a USD23 higher steel revenue per ton, partially offset by USD14 higher steel operating cost per ton. In the first half 2018, steel demand and prices were higher year-over-year in all of Ternium's main markets. In addition, the consolidation of Ternium Brasil's slab sales in 2018 contributed to a 1.5 million-ton year-over-year increase in Other Markets' shipments, and partially offset the increase in realized prices. Cost per ton increased mainly reflecting higher raw material and purchased slab costs, partially offset by the consolidation of Ternium Brasil's slab sales in 2018.

Net income in the first half 2018 was USD759.9 million, compared to net income of USD592.2 million in the first half 2017. The USD167.7 million increase in the year-over-year comparison was mainly due to higher operating income, partially offset by higher net financial expenses mostly as a result of the effect of foreign exchange rate fluctuations, as explained above.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in a suitable general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period. Ternium considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates located in Argentina.

Outlook

Following an exceptional performance during the first half of 2018, Ternium expects to continue showing strong EBITDA levels in the third quarter of the year, with healthy margins, despite lower shipments in Mexico and Argentina. The company anticipates sequentially lower volumes in Mexico as a result of continued weakness in the construction market, together with a slight seasonal decrease in the automotive, home appliances and HVAC industries. In Argentina, shipments are expected to decrease in the third quarter as a result of softening steel demand triggered by a significant depreciation of the Argentine peso beginning in May 2018 that led to a strong increase in interest rates in the country.

The introduction in the US of trade measures against imports of steel under section 232 produced a high level of trade friction in world steel markets, disrupting trade flows and causing an unusually wide gap between prices in the US and those in the rest of the world. There is significant uncertainty over the sustainability of current steel price levels in the US market, as trade conditions could continue changing over the following quarters and the current steel price gap could narrow if trade flows regain strength.

Analysis of Second Quarter 2018 Results

Net gain attributable to Ternium’s equity owners in the second quarter 2018 was USD326.6 million, compared to net gain attributable to Ternium’s equity owners of USD249.7 million in the second quarter 2017. Including non-controlling interest, net gain for the second quarter 2018 was USD337.8 million, compared to net gain of USD281.8 million in the second quarter 2017. Earnings per ADS in the second quarter 2018 were USD1.66, compared to earnings per ADS of USD1.27 in the second quarter 2017.
Net sales in the second quarter 2018 were USD3.1 billion, or 35% higher than net sales in the second quarter 2017. The following table outlines Ternium’s consolidated net sales for the second quarter 2018 and the second quarter 2017:

	Net Sales (million USD)
	2Q 2018	2Q 2017	Dif.
Mexico	1,657.4	1,424.2	16%
Southern Region	589.3	563.5	5%
Other Markets	778.8	270.9	188%
Total steel products net sales	3,025.4	2,258.6	34%
Other products[1]	108.0	64.1	68%
Steel segment net sales	3,133.4	2,322.7	35%

Mining segment net sales	73.7	55.6	33%
Intersegment eliminations	(73.1)	(55.6)
Net sales	3,134.0	2,322.7	35%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD2.2 billion in the second quarter 2018, an increase of USD504.8 million compared to the second quarter 2017. This was principally due to a USD397.7 million, or 30%, increase in raw material and consumables used, mainly reflecting a 26% increase in steel shipment volumes and higher purchased slabs, scrap and zinc costs; and to a USD107.1 million increase in other costs, mainly including a USD44.6 million increase in maintenance expenses, a USD27.3 million increase in labor costs, a USD24.9 million increase in services and fees and a USD15.4 million increase in depreciation of property, plant and equipment. The consolidation of Ternium Brasil in the second quarter 2018 affected all of the above-mentioned components of the cost of sales, as well as the selling, general and administrative expenses.

Selling, General & Administrative (SG&A) expenses in the second quarter 2018 were USD245.0 million, or 7.8% of net sales, an increase of USD56.0 million compared to SG&A expenses in the second quarter 2017, mainly due to the consolidation of Ternium Brasil and related transactions in 2018 (which started in September 2017).

Operating income in the second quarter 2018 was USD650.3 million, or 20.8% of net sales, compared to operating income of USD392.8 million, or 16.9% of net sales in the second quarter 2017. The following table outlines Ternium’s operating income by segment for the second quarter 2018 and second quarter 2017:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2Q 2018	2Q 2017	2Q 2018	2Q 2017	2Q 2018	2Q 2017	2Q 2018	2Q 2017
Net Sales	3,133.4	2,322.7	73.7	55.6	(73.1)	(55.6)	3,134.0	2,322.7
Cost of sales	(2,254.6)	(1,725.3)	(55.3)	(53.7)	76.8	50.8	(2,233.0)	(1,728.2)
SG&A expenses	(241.5)	(186.1)	(3.5)	(2.9)	—	—	(245.0)	(189.0)
Other operating (expense) income, net	(6.0)	(12.7)	0.4	0.1	—	—	(5.6)	(12.6)
Operating income	631.3	398.5	15.3	(0.9)	3.7	(4.7)	650.3	392.8

EBITDA	754.8	491.7	29.1	10.9	3.7	(4.7)	787.6	497.9

Steel reporting segment

The steel segment’s operating income was USD631.3 million in the second quarter 2018, an increase of USD232.8 million compared to the second quarter 2017, reflecting higher net sales, partially offset by higher operating costs.

Net sales of steel products in the second quarter 2018 increased 34% compared to the second quarter 2017, reflecting a 681,000-ton increase in shipments and higher revenue per ton. Shipments increased 26% year-over-year due to higher volumes in all of Ternium’s steel markets, especially in Other Markets due to the consolidation of Ternium Brasil. Revenue per ton increased 6%, mainly as a result of higher realized steel prices in all of Ternium's main steel markets, partially offset by a higher participation of slabs in the sales mix (which is included in Other Markets).

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	2Q 2018	2Q 2017	Dif.	2Q 2018	2Q 2017	Dif.	2Q 2018	2Q 2017	Dif.
Mexico	1,657.4	1,424.2	16%	1,721.7	1,720.4	0%	963	828	16%
Southern Region	589.3	563.5	5%	604.2	599.4	1%	975	940	4%
Other Markets	778.8	270.9	188%	995.8	321.0	210%	782	844	-7%

Total steel products	3,025.4	2,258.6	34%	3,321.6	2,640.8	26%	911	855	6%
Other products[1]	108.0	64.1	68%

Steel segment	3,133.4	2,322.7	35%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 31% in the second quarter 2018, due to the above mentioned 26% increase in shipments and a 4% increase in cost per ton. The increase in cost per ton year-over-year was mainly the result of higher raw material and purchased slab costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD15.3 million in the second quarter 2018, compared to a loss of USD0.9 million in the second quarter 2017, mainly reflecting higher iron ore sales .

Mining products net sales in the second quarter 2018 increased USD18.2 million, mainly as a result of a 27% increase in revenue per ton and higher shipments. Revenue per ton was USD81, USD17 higher than in the second quarter 2017. Shipments were 916,000 tons, 5% higher than in the second quarter 2017.

	Mining segment
	2Q 2018	2Q 2017	Dif.
Net Sales (million USD)	73.7	55.6	33%
Shipments (thousand tons)	915.6	874.5	5%
Revenue per ton (USD/ton)	81	64	27%

Operating cost increased 4% year-over-year, mainly due to the above-mentioned 5% increase in shipment volumes, partially offset by a reduction of 1% in operating cost per ton.

EBITDA in the second quarter 2018 was USD787.6 million, or 25.1% of net sales, compared to USD497.9 million, or 21.4% of net sales, in the second quarter 2017.

Net financial results were a USD149.2 million loss in the second quarter 2018, compared to a USD67.1 million loss in the second quarter 2017. During the second quarter 2018, Ternium’s net financial interest results totaled a loss of USD27.8 million, compared to a loss of USD19.6 million in the second quarter 2017, mainly reflecting higher net indebtedness.

Net foreign exchange results were a loss of USD68.5 million in the second quarter 2018 compared to a loss of USD37.5 million in the second quarter 2017. The net loss in the second quarter 2018 was mainly due to the negative non-cash impact of the Argentine peso’s 30% depreciation against the U.S. dollar on Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency), partially offset by a positive impact of the Mexican peso’s 8% depreciation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was a USD59.4 million loss in the second quarter 2018 compared to a USD9.8 million loss in the second quarter 2017. The losses in these periods were mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary's local currency denominated financial debt.

Equity in results of non-consolidated companies was a gain of USD12.4 million in the second quarter 2018, compared to a gain of USD15.2 million in the second quarter 2017.

Income tax expense in the second quarter 2018 was USD175.7 million, or 34% of income before income tax expense, compared to an income tax expense of USD59.1 million in the second quarter 2017, or 17% of income before income tax expense. The effective tax rate in the second quarter 2018 included a non-cash charge on deferred taxes due to the 8% depreciation of the Mexican peso against the U.S. dollar, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency). The unusually low effective tax rate in the second quarter 2017 was mainly the result of the non-cash gain on deferred taxes due to the 5% appreciation of the Mexican peso against the US dollar.

Net gain attributable to non-controlling interest in the second quarter 2018 was USD11.2 million, compared to net gain of USD32.1 million in the same period in 2017.

Analysis of First Half 2018 Results

Net income attributable to Ternium’s equity owners in the first half 2018 was USD693.3 million, compared to USD511.0 million in the first half 2017. Including non-controlling interest, net income for the first half 2018 was USD759.9 million, compared to net income of USD592.2 million in the first half 2017. Earnings per ADS in the first half 2018 were USD3.53, compared to earnings of USD2.60 in in the first half 2017.
Net sales in the first half 2018 were USD6.1 billion, 39% higher than net sales in the first half 2017. The following table outlines Ternium’s consolidated net sales for the first half 2018 and the first half 2017:

	Net Sales (million USD)
	1H 2018	1H 2017	Dif.
Mexico	3,172.8	2,724.0	16%
Southern Region	1,226.3	1,074.9	14%
Other Markets	1,504.0	494.7	204%
Total steel products net sales	5,903.1	4,293.6	37%
Other products[1]	191.4	104.2	84%
Steel segment net sales	6,094.5	4,397.8	39%

Mining segment net sales	143.5	118.2	21%
Intersegment eliminations	(142.7)	(118.2)
Net sales	6,095.3	4,397.8	39%
[1]The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD4.4 billion in the first half 2018, an increase of USD1.2 billion compared to the first half 2017. This was principally due to a USD955.1 million, or 38%, increase in raw material and consumables used, mainly reflecting a 34% increase in steel shipments volume and higher purchased slab, scrap and zinc costs; and to a USD221.8 million increase in other costs, mainly including a USD79.3 million increase in labor cost, a USD75.5 million increase in maintenance expenses, a USD41.0 million increase in services and fees and a USD35.2 million increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the first half 2018 were USD485.5 million, or 8.0% of net sales, an increase of USD124.2 million compared to SG&A expenses in the first half 2017 mainly due to the consolidation of Ternium Brasil and related transactions in 2018 (which started in September 2017) and to higher freight and transport expenses, partially offset by lower services and fees expenses.

Other net operating income in the first half 2018 was a USD0.2 million gain, compared to a USD19.8 million loss in the first half 2017 mainly related to a donation for the construction of the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico in the second quarter 2017.

Operating income in the first half 2018 was USD1.2 billion, or 19.3% of net sales, compared to operating income of USD757.0 million, or 17.2% of net sales, in the first half 2017. The following table outlines Ternium’s operating income by segment for the first half 2018 and the first half 2017:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1H 2018	1H 2017	1H 2018	1H 2017	1H 2018	1H 2017	1H 2018	1H 2017
Net Sales	6,094.5	4,397.8	143.5	118.2	(142.7)	(118.2)	6,095.3	4,397.8
Cost of sales	(4,477.8)	(3,274.5)	(107.7)	(102.3)	149.0	117.2	(4,436.5)	(3,259.6)
SG&A expenses	(476.8)	(356.1)	(8.7)	(5.2)	—	—	(485.5)	(361.3)
Other operating (expense) income, net	(0.4)	(20.1)	0.6	0.3	—	—	0.2	(19.8)
Operating income (expense)	1,139.5	747.0	27.7	10.9	6.3	(0.9)	1,173.4	757.0

EBITDA	1,391.5	929.4	55.0	34.2	6.3	(0.9)	1,452.7	962.6

Steel reporting segment

The steel segment’s operating income was USD1.1 billion in the first half 2018, an increase of USD392.5 million compared to the operating income in the first half 2017, reflecting higher net sales, partially offset by higher operating cost.

Net sales of steel products in the first half 2018 increased 37% compared to the first half 2017, reflecting a 1.7 million-ton increase in shipments and a USD23 increase in steel revenue per ton. Shipments increased 34% year-over-year due to higher shipments in all the markets, especially in Other Markets mainly due to the consolidation of Ternium Brasil in 2018 (which started in September 2017). Revenue per ton increased 3%, reflecting higher steel prices in Ternium Mexico and in the Southern Region, partially offset by lower revenue per ton in Other Markets in the first half 2018.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	1H 2018	1H 2017	Dif.	1H 2018	1H 2017	Dif.	1H 2018	1H 2017	Dif.
Mexico	3,172.8	2,724.0	16%	3,496.2	3,383.4	3%	907	805	13%
Southern Region	1,226.3	1,074.9	14%	1,249.5	1,144.5	9%	981	939	4%
Other Markets	1,504.0	494.7	204%	2,098.7	587.7	257%	717	842	-15%

Total steel products	5,903.1	4,293.6	37%	6,844.5	5,115.6	34%	862	839	3%
Other products1	191.4	104.2	84%

Steel segment	6,094.5	4,397.8	39%
[1] The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 36% due to the above-mentioned 34% increase in shipment volumes and a 2% increase in operating cost per ton. The increase in operating cost per ton was mainly due to higher raw material and purchased slabs cost.

Mining reporting segment

The mining segment’s operating income was a gain of USD27.7 million in the first half 2018, compared to a gain of USD10.9 million in the first half 2017, reflecting higher iron ore sales.

Net sales of mining products in the first half 2018 were 21% higher than those in the first half 2017, reflecting 14% higher revenue per ton and 6% higher shipments.

	Mining segment
	1H 2018	1H 2017	Dif.
Net Sales (million USD)	143.5	118.2	21%
Shipments (thousand tons)	1,844.9	1,737.9	6%
Revenue per ton (USD/ton)	78	68	14%

Operating cost increased 8% year-over-year mainly due to the above mentioned 6% increase in shipment volumes and a relatively stable operating cost per ton.

EBITDA in the first half 2018 was USD1.5 billion, or 23.8% of net sales, compared with USD962.6 million, or 21.9% of net sales, in the first half 2017.

Net financial results were USD228.9 million loss in the first half 2018, compared to USD107.0 million loss in the first half 2017. During the first half 2018, Ternium’s net financial interest results totaled a loss of

USD56.5 million, compared with a loss of USD36.4 million in the first half 2017, reflecting higher average indebtedness.

Net foreign exchange results included a USD31.7 million negative year-over-year difference mainly related to the effect of the fluctuations of the Argentine and Mexican peso against the US dollar. In the first half 2018, the Argentine peso depreciated 35% against the US dollar compared to 4% in the first half 2017, resulting in a non-cash negative impact in Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency). This was partially offset by a positive impact of the Mexican peso’s 1% depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries compared to a 15% appreciation in the first half 2017.

Change in fair value of financial instruments included in net financial results was a USD73.6 million loss in the first half 2018 compared to a USD9.5 million gain in the first half 2017. The loss in the first half 2018 was mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary's local currency denominated financial debt.

Equity in results of non-consolidated companies was a gain of USD32.3 million in the first half 2018, compared to a gain of USD36.6 million in the first half 2017.

Income tax expense in the first half 2018 was USD217.0 million, or 22% of income before income tax, compared to an income tax expense of USD94.4 million, or 14% of income before income tax in the first half 2017. The difference is mainly due to the non-cash impact on deferred taxes due to the fluctuation of the Mexican peso against the U.S. dollar (1% depreciation in the first half 2018 compared to a 15% appreciation in the first half 2017).

Net gain attributable to non-controlling interest in the first half 2018 was USD66.6 million, compared to a net gain of USD81.1 million in the first half 2017.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2018 was USD742.2 million. Working capital increased by USD350.8 million in the first half 2018 as a result of an aggregate USD263.2 million net increase in trade and other receivables and a USD225.8 million increase in inventories, partially offset by an aggregate USD138.2 million net increase in accounts payable and other liabilities. The net increase in trade and other receivables in the first half 2018 mainly reflected higher steel prices and volumes. The inventory value increase in the first half 2018 was mainly due to net USD143.0 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices; and USD157.7 million higher volume and price of raw materials, supplies and other; partially offset by USD74.8 million lower steel volume.

Capital expenditures in the first half 2018 were USD237.9 million, USD55.4 million higher than in the first half 2017 mainly due to the consolidation of Ternium Brasil. The main investments carried out during the first half 2018 included those made for new hot-rolling, hot-dipped galvanizing and pre-painting production capacity in the company’s Pesquería industrial center, improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills, the expansion of connectivity and equipment automation, and those made in Peña Colorada’s iron ore operations.

In the first half 2018, Ternium's free cash flow6 was USD504.3 million. Net repayment of borrowings in the first half 2018 reached USD359.3 million. Net dividends paid to shareholders were USD215.9 million and net dividends paid by subsidiaries to non-controlling interest were USD29.0 million. As of June 30, 2018, Ternium’s net debt position7 was USD2.4 billion.

Net cash provided by operating activities in the second quarter 2018 was USD550.1 million. Working capital increased by USD84.7 million in the second quarter 2018 as a result of a USD67.6 million increase in inventories and an aggregate USD35.1 million net decrease in accounts payable and other liabilities, partially offset by an aggregate USD18.0 million net decrease in trade and other receivables. The inventory value increase in the second quarter 2018 was mainly due to a net USD43.5 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices, partially offset by a lower participation of purchased steel in the inventory mix; and USD53.7 million higher volume and price of raw materials and supplies; partially offset by net USD29.4 million lower steel volume. In the second quarter 2018, Ternium's free cash flow8 was USD414.6 million.

Conference Call and Webcast

Ternium will host a conference call on August 1, 2018, at 8:30 a.m. ET in which management will discuss second quarter 2018 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

[1]	EBITDA in the second quarter 2018 equals operating income of USD650.3 million adjusted to exclude depreciation and amortization of USD137.3 million.

[2]	Consolidated EBITDA divided by steel shipments.

[3]
American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

[4]	Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

[5]	EBITDA in the first half 2018 equals operating income of USD1,173.4 million adjusted to exclude depreciation and amortization of USD279.3 million.

[6]	Free cash flow in the first half 2018 equals net cash provided by operating activities of USD742.2 million less capital expenditures of USD237.9 million.

[7]	Net debt position at June 30, 2018 equals borrowings of USD2.8 billion less cash and equivalents plus other investments of USD0.4 billion.

[8]	Free cash flow in the second quarter 2018 equals net cash provided by operating activities of USD550.1 million less capital expenditures of USD135.5 million.

Consolidated Income Statement

USD million	2Q 2018	2Q 2017	1H 2018	1H 2017
	(Unaudited)		(Unaudited)
Net sales	3,134.0	2,322.7	6,095.3	4,397.8
Cost of sales	(2,233.0)	(1,728.2)	(4,436.5)	(3,259.6)
Gross profit	900.9	594.5	1,658.8	1,138.1
Selling, general and administrative expenses	(245.0)	(189.0)	(485.5)	(361.3)
Other operating (expenses) income, net	(5.6)	(12.6)	0.2	(19.8)
Operating income	650.3	392.8	1,173.4	757.0

Finance expense	(33.3)	(24.1)	(67.1)	(45.5)
Finance income	5.5	4.5	10.6	9.1
Other financial expenses, net	(121.4)	(47.5)	(172.5)	(70.6)
Equity in earnings of non-consolidated companies	12.4	15.2	32.3	36.6
Profit before income tax expense	513.5	340.9	976.8	686.5
Income tax expense	(175.7)	(59.1)	(217.0)	(94.4)
Profit for the period	337.8	281.8	759.9	592.2

Attributable to:
Owners of the parent	326.6	249.7	693.3	511.0
Non-controlling interest	11.2	32.1	66.6	81.1
Profit for the period	337.8	281.8	759.9	592.2

Consolidated Statement of Financial Position

USD million	June 30, 2018	December 31, 2017
	(Unaudited)
Property, plant and equipment, net	5,138.8	5,349.8
Intangible assets, net	1,027.4	1,092.6
Investments in non-consolidated companies	438.3	478.3
Deferred tax assets	129.1	121.1
Receivables, net	636.0	677.3
Trade receivables, net	5.6	4.8
Other investments	31.1	3.4
Total non-current assets	7,406.3	7,727.3

Receivables, net	262.7	362.2
Derivative financial instruments	1.7	2.3
Inventories, net	2,589.4	2,550.9
Trade receivables, net	1,273.7	1,006.6
Other investments	97.9	132.7
Cash and cash equivalents	229.8	337.8
Total current assets	4,455.3	4,392.5

Non-current assets classified as held for sale	2.2	2.8

Total assets	11,863.8	12,122.6

Capital and reserves attributable to the owners of the parent	5,257.6	5,010.4
Non-controlling interest	772.2	842.3

Total Equity	6,029.7	5,852.8

Provisions	657.1	768.5
Deferred tax liabilities	453.1	513.4
Other liabilities	365.8	373.0
Trade payables	1.1	2.3
Financial Lease liabilities	67.4	69.0
Borrowings	1,512.2	1,716.3
Total non-current liabilities	3,056.6	3,442.5

Current income tax liabilities	72.2	52.9
Other liabilities	347.7	357.0
Trade payables	1,027.3	897.7
Derivative financial instruments	49.1	6.0
Financial Lease liabilities	8.0	8.0
Borrowings	1,273.1	1,505.6
Total current liabilities	2,777.5	2,827.3

Total liabilities	5,834.0	6,269.8

Total equity and liabilities	11,863.8	12,122.6

Consolidated Statement of Cash Flows

USD million	2Q 2018	2Q 2017	1H 2018	1H 2017
	(Unaudited)		(Unaudited)

Profit for the period	337.8	281.8	759.9	592.2

Adjustments for:
Depreciation and amortization	137.3	105.0	279.3	205.6
Equity in earnings of non-consolidated companies	(12.4)	(15.2)	(32.3)	(36.6)
Changes in provisions	(0.1)	0.7	1.0	1.3
Net foreign exchange results and others	115.7	64.0	140.6	110.0
Interest accruals less payments	5.5	3.0	(7.1)	2.0
Income tax accruals less payments	51.1	(278.0)	(48.5)	(309.6)
Changes in working capital	(84.7)	(140.7)	(350.8)	(458.5)

Net cash provided by operating activities	550.1	20.7	742.2	106.5

Capital expenditures	(135.5)	(98.6)	(237.9)	(182.5)
Proceeds from the sale of property, plant & equipment	0.2	0.3	0.4	0.4
Dividends received from non-consolidated companies	—	0.1	—	0.1
Loans to non-consolidated companies	4.8	—	—	(23.9)
Increase in Other Investments	13.7	(2.7)	6.3	(8.2)

Net cash used in investing activities	(116.8)	(101.0)	(231.2)	(214.2)

Dividends paid in cash to company's shareholders	(215.9)	(196.3)	(215.9)	(196.3)
Dividends paid in cash to non-controlling interest	(29.0)	(30.6)	(29.0)	(30.6)
Financial Lease Payments	(2.5)	—	(3.8)	(1.1)
Proceeds from borrowings	298.9	519.4	526.0	858.4
Repayments of borrowings	(477.7)	(318.9)	(885.4)	(527.3)

Net cash (used in) provided by financing activities	(426.2)	(26.4)	(608.1)	103.2

(Decrease) increase in cash and cash equivalents	7.1	(106.6)	(97.1)	(4.5)

	Shipments
Thousand tons	2Q 2018	2Q 2017	1Q 2018	1H 2018	1H 2017

Mexico	1,721.7	1,720.4	1,774.5	3,496.2	3,383.4
Southern Region	604.2	599.4	645.3	1,249.5	1,144.5
Other Markets	995.8	321.0	1,103.0	2,098.7	587.7
Total steel segment	3,321.6	2,640.8	3,522.8	6,844.5	5,115.6

Total mining segment	915.6	874.5	929.3	1,844.9	1,737.9

	Revenue / ton
USD/ton	2Q 2018	2Q 2017	1Q 2018	1H 2018	1H 2017

Mexico	963	828	854	907	805
Southern Region	975	940	987	981	939
Other Markets	782	844	658	717	842
Total steel segment	911	855	817	862	839

Total mining segment	81	64	75	78	68

	Net Sales
USD million	2Q 2018	2Q 2017	1Q 2018	1H 2018	1H 2017

Mexico	1,657.4	1,424.2	1,515.4	3,172.8	2,724.0
Southern Region	589.3	563.5	637.0	1,226.3	1,074.9
Other Markets	778.8	270.9	725.3	1,504.0	494.7
Total steel products	3,025.4	2,258.6	2,877.7	5,903.1	4,293.6
Other products[1]	108.0	64.1	83.5	191.4	104.2
Total steel segment	3,133.4	2,322.7	2,961.2	6,094.5	4,397.8

Total mining segment	73.7	55.6	69.7	143.5	118.2

Total steel and mining segments	3,207.1	2,378.2	3,030.9	6,238.0	4,515.9

Intersegment eliminations	(73.1)	(55.6)	(69.6)	(142.7)	(118.2)

Total net sales	3,134.0	2,322.7	2,961.3	6,095.3	4,397.8
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.